January 6, 2025

Via EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Office of Life Sciences
100 F Street, N.E.
Washington, D.C. 20549

Re: Summit Therapeutics Inc.
Form 10-K for Fiscal Year Ended December 31, 2023
File No. 001-36866

Ladies and Gentlemen:

Set forth below are the responses of Summit Therapeutics Inc. (the “Company,” “we,” “us” or “our”), to the comments received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated December 19, 2024. For your convenience, we have recited the Staff’s comment in boldface type and provided our response to such comment immediately thereafter.

Form 10-K For Fiscal Year Ended December 31, 2023
Form 8-K Filed February 20, 2024
Exhibit 99.1, page 1

1.Certain of your non-GAAP measures include an adjustment for payments made to acquire in-process research and development (IPR&D) from Akeso, beginning in 2023. We note the company’s focus on the discovery, development, and commercialization of medicinal therapies. In this regard, it appears the cost for licenses that will be utilized to further the company’s focus and mission would be normal in the course of the company’s operations. Please tell us how you determined that the adjustments to exclude IPR&D are consistent with Question 100.01 of the CD&I on Non-GAAP Financial Measures.

RESPONSE:

The Company acknowledges the Staff’s comment and advises the Staff that in its future filings that include non-GAAP financial measures, for all periods presented, the Company will no longer adjust for in-process research and development expenses. The Company will recast prior period information to conform to this revised presentation and will provide a footnote to the non-GAAP reconciliation tables addressing the change as compared to previously furnished information.

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Please direct any questions that you have with respect to the foregoing, or any requests for additional supplemental information required by the Staff, to the undersigned at Manmeet.Soni@smmttx.com, or to Katherine Terrell Frank at kfrank@velaw.com.

Sincerely,

Summit Therapeutics Inc.

By:	/s/ Manmeet Soni
Name:	Manmeet Soni
Title	Chief Operating Officer and Chief Financial Officer

cc:

Robert Duggan, Chairman and Co-Chief Executive Officer
Katherine Terrell Frank, Vinson & Elkins L.L.P.